Exhibit 3.1(b)

AMENDMENT TO THE BYLAWS

OF

NWH, INC.

The following amendment to the By-Laws of NWH, INC. (the “Corporation”) was unanimously approved by the Corporation’s Board of Directors on March 31, 2003.

Article II Section 2.05 of the By-Laws of the Corporation, as amended through the date hereof (the “By-Laws”), is hereby amended in its entirety to read as follows:

Section 2.05. Special Meetings; Notice.  Special meetings of the Board of Directors shall be held whenever called by the Chairman of the Board or by the President or, in the event of their absence or disability, by any Vice President, at such place (within or without the State of Delaware), date and hour as may be specified in the respective notices or waivers of notice of such meetings. Special meetings of the Board of Directors may be called on 24 hours’ notice, if notice is given to each Director personally, by telephone, or by facsimile or e-mail with answer-back confirmed, or on five days’ notice, if notice is mailed to each Director, addressed to him at his usual place of business.  Notice of any special meeting need not be given to any Director who attends such meeting without protesting the lack of notice to him, prior to or at the commencement of such meeting, or to any Director who submits a signed waiver of notice, whether before or after such meeting, and any business may be transacted thereat.  [Sections 141(g), 229.]